INVEST IN **FOUR DOORS**

Join the new feature film by the creator of Final Destination. Raised $117k in previous round.



FOUR DOORS

Los Angeles, California

Minority Founder | Entertainment | Film | Media | Recreation

Highlights

1. Producer Jeffrey Reddick, creator of Final Destination franchise. His films have all turned a profit
2. You want to support a feature with a diverse cast and team
3. 1st Feature Film, The Willowbrook, by team yielded a distribution deal with Gravitas Ventures.
4. Gravitas Ventures interested in distribution for Four Doors
5. WGA writer Zach Koepp, numerous Netflix rewrites and polishes, feature sale, and TV show creator
6. Genre that is highly profitable
7. Already raised $116k in previous round

Featured Investor



Maylen Martin
Syndicate Lead

Follow

Invested $25,000

"I strongly believe in the team Greg and Zach are building. They both have a strong business sense which is rare in the entertainment field and they always do right by their investors.

Four doors has the potential to be a big Netflix or Hulu movie with it's premise and how it will be shot. The cast is also a big name cast and factors in to me investing, since Andrea Londo's last movie was #4 on Hulu.

With their experience and the exceptional team working on the movie I believe this will be a very strong investment."

Our Team



Jeffrey Reddick Producer

Jeffrey Reddick is best known for creating the Final Destination film franchise, one of the most profitable franchises in the last two decades. He's been a part of over twenty films and they have all turned a profit.

Zach has been wanting to tell this story for years and we're excited to produce it. We feel it has Netflix or Hulu potential.



Zach Koepp Writer/Director

Writer/Director of The Willowbrook sold to Gravitas Ventures. Co-Chair of Middle Eastern Writer's Committee in the Writer's Guild of America. Numerous rewrites and polishes for Netflix.



Greg Bekkers Producer

Producer The Willowbrook distributed by Gravitas Ventures. Talent Manager and owner of Apollo Management with over 8 years experience managing actors and writer/directors and working with productions like Netflix, Apple TV, HBO, Hulu.



Alexi Ouzas Executive Producer

Has had a film premiere in Official Selection at the Venice Film Festival. Had films acquired by Netflix and Stan, released theatrically and sold to territories around the world.

Four Doors





FOUR DOORS

FOUR DOORS
LOGLINE
An obsessed house sitter goes to dangerous extremes to make her famous client's lifestyle her own.

FOUR DOORS



WHY WE WANT TO TELL THIS STORY

- Our film explores the way celebrity worship and obsession can change a person's psyche. And what they are capable of doing when pushed to the limit.



OPPORTUNITY

- Thrillers are one of the most consistent selling genres.
- Low private investment component minimises risk.
- Expected time to repayment is 12 months.
- High demand for content amongst streamers.

UNIQUE COMPETITIVE ADVANTAGE

- Jeffrey Reddick, creator of the Final Destination franchise ($666,766,477 in gross receipts) is producing the film.
- We have two upcoming name actors with a combined 750k followers on social media.
- Gravitas Ventures has expressed interest in releasing the film.
- We are utilizing our tight network to bring down production costs across the crew, cast, and the main location.



MARKETING STRATEGY

- Social Media: We will set up socials for the movie as well as the leads with a combined 750k following on social media will promote the movie.
- Festivals: We will have the movie ready to premiere at the Cannes Film Festival, Venice Film Festival, Toronto Film Festival, or SXSW.



DISTRIBUTION STRATEGY

- We will approach international sales agents and streaming platforms to represent the worldwide rights to the film. These include companies like Netflix, Amazon, Apple, FilmNation, Voltage, FilmMode, Kaleidoscope and more.



COMPETITIVE ANALYSIS

BRICK
- Genre: Thriller
- Budget: $450,000
- Box Office: $3.9Million

SHIFTY
- Genre: Thriller
- Budget: $100,000
- Box Office: $250,000

NARC
- Genre: Thriller
- Budget: $6.5 million
- Box Office: $12.6 million

STREAMING

- While our projections are based on a traditional theatrical release, we will seek a worldwide deal for the film with a major streaming platform.

- As a rule of thumb, streaming platforms pay a licensing fee equal to 120% of the investment in the film. This type of deal will secure you 20% ROI but you will not receive future royalties for the term of that license.

- The exception to the rule of thumb is where a bidding war is created between rival buyers, driving up the sale price of the film and your ROI.

FINANCE PLAN
$250,000



INVESTMENT

- Producer 10%
- Private Investor 10%
- Private Investor 20%
- Wefunder Investors 60%



WRITTEN AND DIRECTED BY ZACH KOEPP

THE WILLOWBROOK

CASE STUDY

THE WILLOWBROOK

- *The Director/Producer team produced a low budget thriller with Director's own money. Four Doors will utilize their production model on a more ambitious scale.*

Budget: $150,000
Distributed: Gravitas Ventures

ROI: Projected to cross $800,000


WHAT YOU WILL RECEIVE IN RETURN
1. Recoupment of your investment @ 120% and a share of 50% of the film's net profit, apportioned based on your investment against the total private investment.
2. Executive Producer credit (Minimum $30k investment)
3. Company logo in end credits (Minimum $30k investment)
4. Invite film's international premiere with cast and crew (Minimum $20k)
5. Access to the set while filming on location in Los Angeles (Minimum $30k)
6. 10x tickets to the film's premiere in your local city (Minimum $10k)
7. Private dinner with the Writer/Director and Producer (Minimum $50k)

Full Mood Trailer:

Our Audience:

This film tone will activate the audiences of The Talented Mr. Ripley and The Woman in the Window. The cinematography will be more similar to The Woman in the Window.


How far would you go to become someone else.
MATT DAMON
GWYNETH PALTROW
JUDE LAW
THE TALENTED MR. RIPLEY
CATE BLANCHETT
DECEMBER
THE WOMAN IN THE WINDOW
SEEING IS BELIEVING
IN CINEMAS MAY 15

Our Business Plan

Our financing will go entirely towards the production of this feature film; our location rentals, our crew, equipment and our cast.

We receive zero payment for our role as writer/director and producers from this WeFunder as our contracts are organized to give our investors privileged returns so that they see their complete ROI before we see a dollar. We only start seeing payment when the movie is in net profit.

In the event of coming in under budget, those remaining funds will roll entirely into the digital marketing of the film to get as many eyeballs on the movie as possible.

Our minimum amount on Wefunder is $50,000 in addition to the $116, 194 we've already raised.

Our ideal budget and goal is $215,744. With this budget we can make the movie as good as possible. We can get a big name actor for a very juicy supporting role we have in the movie with this budget. It also allows us to use more on marketing the movie which is essential in the indie space.

We have set Principal Photography to start April 20th!

Use of Funds:

We raised $116k in our previous Wefunder raise and used those funds to cast actors, lock in our location, and set a start of production date of April 2024. We plan to use the funds of this raise for film production and post production. We had planned to start production sooner after our previous Wefunder raise, but the actors and writers strike caused delays across the industry. We're excited to be starting production soon!

Investment Terms

120% Principle + 50% Net Receipts (this is lifetime)

Contact: fourdoorsfilm@gmail.com